SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                         (Amendment No. ________)*



                        STATEN ISLAND BANCORP, INC.
______________________________________________________________________________
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
______________________________________________________________________________
                      (Title of Class of Securities)


                              857550  10  7
______________________________________________________________________________
                             (CUSIP Number)


                            December 31, 2002
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(c)


                             Page 1 of 5 Pages

CUSIP NO. 857550 10 7                   13G                  Page 2 of 5 Pages

______________________________________________________________________________

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	SI Bank & Trust Foundation
______________________________________________________________________________

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                 (b)[ ]
______________________________________________________________________________

3.	SEC USE ONLY

______________________________________________________________________________

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Non-stock corporation incorporated in Delaware
______________________________________________________________________________

5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	SOLE VOTING POWER
	0
______________________________________________________________________________

6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	SHARED VOTING POWER
	3,712,126
______________________________________________________________________________

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	SOLE DISPOSITIVE POWER
	0
______________________________________________________________________________

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	SHARED DISPOSITIVE POWER
	3,712,126
______________________________________________________________________________

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,712,126

______________________________________________________________________________

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [ ]
______________________________________________________________________________

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.2%
______________________________________________________________________________

12.	TYPE OF REPORTING PERSON
	OO
______________________________________________________________________________


CUSIP NO. 857550 10 7                   13G                  Page 3 of 5 Pages


Item 1(a).   Name of Issuer:

             Staten Island Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Office:

             1535 Richmond Avenue
             Staten Island, New York 10314

Item 2(a).   Name of Person Filing:

             SI Bank & Trust Foundation

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             1535 Richmond Avenue
             Staten Island, New York 10314

Item 2(c).   Citizenship:

             Non-stock corporation incorporated in Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             857550  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

             (a)  Amount beneficially owned:

                  3,712,126

CUSIP NO. 857550 10 7                   13G                  Page 4 of 5 Pages


             (b)  Percent of class:

                  6.2% (based upon 60,269,397 shares issued and outstanding as of December 31, 2002).

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote   0
                                                                -------
                  (ii)  Shared power to vote or to direct the vote  3,712,126
                                                                  -----------
                  (iii) Sole power to dispose or to direct the disposition of
                           0
                        ------
                  (iv)  Shared power to dispose or to direct the disposition
                        of   3,712,126
                           -------------

             The SI Bank & Trust Foundation (the "Foundation") was formed in connection with the conversion of SI Bank & Trust (formerly "Staten Island Savings Bank") (the wholly owned subsidiary of Staten Island Bancorp, Inc.). Under the terms of the approval from the Office of Thrift Supervision authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

CUSIP NO. 857550 10 7                   13G                  Page 5 of 5 Pages


Item 10.     Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          SI Bank & Trust Foundation




Date: February 5, 2003                     By:   /s/ Elizabeth Dubovsky
                                                 ------------------------
                                           Name:     Elizabeth Dubovsky
                                           Title:    Executive Director